UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 3)

DIASYS CORPORATION

 (Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

252838107

 (CUSIP Number)

Richard T. Keppelman, Esq.

Levy & Droney, P.C.

74 Batterson Park Road

Farmington, Connecticut 06032

860-676-3132

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 24, 2006

 (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252838107                   13D                           Page 1 of 5

1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MORRIS SILVERMAN

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  ☐

                                                                 (b)  ☐

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

         PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                   ☐

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA

- -------------------------------------------------------------------------------

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

      SOLE VOTING POWER

        10,589,131

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 8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

        SHARED VOTING POWER

 -------------------------------------------------------------------------------

9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH SOLE

      DISPOSITIVE POWER

                      10,589,131

    -------------------------------------------------------------------------------

 10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH SHARED

        DISPOSITIVE POWER

- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,589,131

- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                             ☐

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.28%

- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

         IN

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 252838107                   13D                           Page 2 of 5

Item 1.           Security and Issuer.

         This statement relates to the common stock, $.001 par value (the "Common Stock") of DiaSys Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 81 West Main Street Waterbury, Connecticut 06702.

Item 2.           Identity and Background.

         (a) (b) Morris Silverman is an individual with a business address at MS Management Corp., 790 Estate Drive Suite 100, Deerfield, IL 60015.

         (c) Mr. Silverman has served on the Issuer's Board of Directors since November 2002 and currently serves as Chairman of the Board. Mr. Silverman is the majority owner and Chairman of the Board of M.S. Management Corporation, a private finance company with over 250 branches nationwide. Mr. Silverman has several years of experience in strategic planning and operations within and outside the medical community. He served as the Chairman of Medical Financial Services, Inc., an accounting and receivable financing company for the medical profession from 1975 to 1985. Prior thereto, Mr. Silverman served as Vice President of Operations for Petrie Stories, a New York Stock Exchange-listed company. Mr. Silverman received a B.S. degree in business administration and accounting from the University of Illinois in 1954.

         (d)(e)(f)  During the last five years, Mr. Silverman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Silverman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Silverman is a United States Citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Securities of the issuer were acquired with Mr. Silverman’s personal funds and as a result of the transactions described in Item 5 below.

Item 4.           Purpose of Transaction.

Mr. Silverman’s original purchases of the Issuer’s Common Stock were effected primarily for investment purposes. Subsequent transactions were effected primarily to provide working capital for the Issuer as describe in Item 5 below and in prior reports by the Issuer to the Securities and Exchange Commission.

CUSIP No. 252838107                   13D                           Page 3 of 5

Item 5.           Interest in Securities of the Issuer.

(a) (b) Mr. Silverman owns, or has the immediate right to acquire, an aggregate of 10,589,131  shares of Common Stock of the Issuer representing 42.28% of the total issued and outstanding stock. Mr. Silverman has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of all such shares.

         (c) Between October 24 and October 31, 2006 Mr. Morris Silverman loaned to the Issuer an aggregate of $323,000.  Such loans were evidenced by four 10% Convertible Promissory Notes due November 30, 2007 (the “Notes”).  The Notes are convertible into shares of the Issuer’s Common Stock, $.001 par value, at the rate of $.13 per share, for an aggregate of 2,484,515 shares.

         (d) Not applicable.

         (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

CUSIP No. 252838107                   13D                           Page 4 of 5

Item 7.           Material to be Filed as Exhibits.

Number	Description of Document
99.1

10 % Convertible Promissory Note issued to Morris Silverman dated October 24, 2006 in the principal amount of $85,000 (Incorporated by reference to the exhibit of the same number filed with the Issuer’s Current Report on Form 8-K on November 7, 2006)

99.2

10 % Convertible Promissory Note issued to Morris Silverman dated October 25, 2006 in the principal amount of $60,000 (Incorporated by reference to the exhibit of the same number filed with the Issuer’s Current Report on Form 8-K on November 7, 2006)

99.3

10 % Convertible Promissory Note issued to Morris Silverman dated October 30, 2006 in the principal amount of $160,000 (Incorporated by reference to the exhibit of the same number filed with the Issuer’s Current Report on Form 8-K on November 7, 2006)

99.4

10 % Convertible Promissory Note issued to Morris Silverman dated October 31, 2006 in the principal amount of $18,000 (Incorporated by reference to the exhibit of the same number filed with the Issuer’s Current Report on Form 8-K on November 7, 2006)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10,  2006

                                     By:  S/MORRIS SILVERMAN

                                            Morris Silverman

CUSIP No. 252838107                   13D                           Page 5 of 5